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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

HURRAY! HOLDING CO., LTD.
(Name of Subject Company)

HURRAY! HOLDING CO., LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, Par Value US$0.00005 Per Share, and
American Depositary Shares, Each Representing 100 Ordinary Shares
(Title of Class of Securities)

447773102
(CUSIP Number of American Depositary Shares)

Qindai Wang
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People's Republic of China
(86-10) 8455-5566
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
 Paul W. Boltz, Jr., Esq.
Morrison & Foerster
33/F, Edinburgh Tower, The Landmark
15 Queen's Road Central, Hong Kong
(852) 2585-0888

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company is Hurray! Holding Co., Ltd., a company incorporated and existing under the laws of the Cayman Islands ("Hurray" or the "Company"). The principal executive offices of the Company are located at 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li North Road, East Third Ring, Chaoyang District, Beijing 100027, People's Republic of China. The telephone number of the Company's principal executive offices is (86-10) 8455-5566.

        (b)    Class of Securities.    The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's ordinary shares, par value US$0.00005 per share (the "Ordinary Shares") and American Depositary Shares, each representing 100 Ordinary Shares ("ADSs" and, together with Ordinary Shares, the "Shares"). As of May 29, 2009, there were 2,207,291,040 Ordinary Shares issued and outstanding, including 1,941,057,900 Ordinary Shares represented by ADSs. The ADSs are listed and traded on the NASDAQ Global Market under the symbol "HRAY."

ITEM 2.    Identity and Background of Filing Person.

        (a)    Name and Address.    The Company is the person filing this Statement and is the subject company. Its business address and telephone number are set forth above under Item 1(a).

        (b)    Tender Offer.    This Statement relates to the tender offer by Shanda Music Group Limited (the "Purchaser"), a company incorporated and existing under the laws of the British Virgin Islands and a wholly-owned subsidiary of Shanda Interactive Entertainment Limited ("Shanda"), a company incorporated and existing under the laws of the Cayman Islands, to purchase 1,155,045,300 Ordinary Shares (the "Offer"), including Ordinary Shares represented by ADSs, at a price of US$0.04 per Ordinary Share (US$4.00 per ADS) in cash (such amount, or any other amount per Ordinary Share (or ADS) paid pursuant to the Offer, the "Offer Price"), without interest thereon and less any required withholding taxes. The Offer is described in a Tender Offer Statement on Schedule TO dated as of the date hereof (as amended or supplemented from time to time, the "Schedule TO") and filed with the Securities and Exchange Commission (the "SEC") by Shanda and the Purchaser. The Offer is made upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 16, 2009 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal to Tender American Depositary Shares (as amended or supplemented from time to time, the "ADS Letter of Transmittal") and Letter of Transmittal to Tender Ordinary Shares (as amended or supplemented from time to time, the "Share Letter of Transmittal"). The Offer will remain open for at least 20 business days and will expire on July 15, 2009 at 12:01 a.m., New York City time, unless extended. Copies of the Offer to Purchase, ADS Letter of Transmittal and Share Letter of Transmittal are attached as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made in connection with a Tender Offer Agreement, dated as of June 8, 2009, by and among the Company, the Purchaser and Shanda (the "Tender Offer Agreement"). A copy of the Tender Offer Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the principal executive offices of Shanda and the Purchaser are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, 201203, People's Republic of China. The telephone number at that address is (86-21) 5050-4740.

ITEM 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Statement (including the annex and exhibits hereto and any information incorporated herein by reference), to the best of the Company's knowledge, as of the date of this

Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

        Any information incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

(a)   Arrangements with Directors and Executive Officers of Hurray

  Interests of Certain Persons in the Offer

        No payment will be made by the Company to any officer or director of the Company as a result of the transactions contemplated by the Tender Offer Agreement. The compensation committee (the "Compensation Committee") of the board of directors of the Company (the "Board") has determined that the transactions contemplated by the Tender Offer Agreement are deemed to not constitute a "corporate transaction" (as such term is defined in the Company's 2004 Share Incentive Plan). In addition, the transactions contemplated by the Tender Offer Agreement will not constitute a "corporate transaction" (as such term is defined in the Company's 2003 Stock Option Plan and 2002 Incentive Compensation Plan) or a "change in control" (as such term is defined in the Company's 2004 Share Incentive Plan) which would cause an acceleration of any outstanding equity compensation award under any equity incentive plan of the Company.

  Director and Officer Indemnification and Insurance

        Pursuant to the Tender Offer Agreement, Shanda and the Purchaser will cause the Company, for six years after the completion of the Offer, to indemnify the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to such consummation to the fullest extent permitted by laws of the Cayman Islands or any other applicable law or provided under the Company's memorandum and articles of association in effect on June 8, 2009. Shanda and the Purchaser will also cause the Company, for six years after the completion of the Offer, to provide officers' and directors' liability insurance in respect of such acts or omissions covering such directors and officers on terms no less favorable than the officers' and directors' liability insurance policy of Shanda in effect on June 8, 2009 or, if substantially equivalent insurance coverage is not available, the best available coverage subject to a cap on the premium of such policy. In addition, Hurray has a right to purchase such officers' and directors' liability insurance prior to the completion of the Offer.

        The foregoing summary of the indemnification of directors and officers and directors' and officers' insurance does not purport to be complete and is qualified in its entirety by reference to the Tender Offer Agreement, which is attached hereto as Exhibit (e)(1) to this Statement.

(b)   Agreements between Hurray, Shanda and the Purchaser

  Tender Offer Agreement

        The summary of the Tender Offer Agreement and the description of the conditions to the Offer in Sections 13 and 15, respectively, of the Offer to Purchase which is attached as Exhibit (a)(1)(A) to this Statement is incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Tender Offer Agreement, which is attached as Exhibit (e)(1) hereto and incorporated herein by reference.

        Pursuant to the Tender Offer Agreement, Shanda has a right to appoint four directors to the Board in such class of directors as determined by Shanda in accordance with the Tender Offer Agreement, subject to and effective following the consummation of the Offer and provided that each such designee is qualified to be a director under applicable law and the rules and regulations of

NASDAQ Stock Market. On June 15, 2009, four incumbent directors, Qindai Wang, Songzuo Xiang, Thomas Ng and Shudan Zhang, delivered their resignations to the Board, effective upon the closing of the Offer. On the same date, the Board (i) determined that each of the four individuals designated by Shanda, namely, Tianqiao Chen, Grace Wu, Haibin Qu and Haifa Zhu, is qualified to be a director under applicable law and the rules and regulations of NASDAQ Stock Market, and (ii) resolved to appoint Grace Wu and Haibin Qu as Class I directors of the Board, Haifa Zhu as a Class II director of the Board, and Tianqiao Chen as a Class III director of the Board, effective upon the consummation of the Offer.

        The names of the four newly appointed directors, their ages and classes of directorship to be held by them are as follows:

Name	Age	Class
Tianqiao Chen	36	III
Grace Wu	38	I
Haibin Qu	34	I
Haifa Zhu	36	II

        Tianqiao Chen, one of the co-founders of Shanda, has served as the chairman of the board of directors and chief executive officer of Shanda since its inception in December 1999. From 1998 to 1999, Mr. Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Chen serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange. Mr. Chen holds a bachelor's degree in economics from Fudan University.

        Grace Wu has served as Shanda's senior vice president since April 2008, chief financial officer since November 2007 and a director since December 2007. Ms. Wu previously served as Shanda's vice president from November 2007 to March 2008 and vice president of strategic investments from October 2007 to November 2007. Prior to joining Shanda, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu serves as a member of the board of directors of Actoz Soft Co., Ltd. Ms. Wu holds a bachelor's degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.

        Haibin Qu has served as Shanda's senior executive vice president since August 2005. Mr. Qu previously served as Shanda's senior vice president from July 2003 to August 2005, vice president from September 2002 to June 2003 and director of business development from February 2000 to August 2002. Prior to joining Shanda, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor's degree in mechanics from Fudan University.

        Haifa Zhu has served as chief investment officer and senior vice president of Shanda since April 2008. Mr. Zhu previously served as Shanda's assistant vice president of investments, director of platform operations, director of central user platform and vice director of new business center. Prior to joining Shanda, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for Shanghai Academy of Science from 1996 to 2001. Mr. Zhu holds a master's degree in business administration and a bachelor's degree from Fudan University.

        The foregoing information regarding the background and ages of the above-referenced individuals is provided by Shanda, and Hurray does not take any responsibility for the accuracy or completeness of such information.

  Confidentiality Agreement

        Hurray, Shanda and the Purchaser entered into a confidentiality agreement (the "Confidentiality Agreement"), dated as of April 24, 2009, in connection with Shanda and the Purchaser's evaluation of the potential business combination that resulted in the transactions contemplated by the Tender Offer Agreement. The following summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is attached as Exhibit (e)(2) to this Statement and is incorporated herein by reference. Holders of Ordinary Shares and ADSs and other interested parties should read the Confidentiality Agreement in its entirety for a more complete description of the provisions summarized below.

        Pursuant to the Confidentiality Agreement and as a condition to being furnished with confidential information, Shanda agreed, among other things, to keep all confidential information (as defined therein) confidential and to use such confidential information solely for the purpose of evaluating a possible transaction between the parties. In addition, Shanda agreed not to solicit for employment any Hurray employee, subject to certain exceptions, for a period of 12 months from the date of the Confidentiality Agreement.

  Employment, Compensation and Other Arrangements

        None of the executive officers and directors of Hurray has entered into any compensation arrangements with either Shanda or the Purchaser.

ITEM 4.    The Solicitation or Recommendation.

(a)   Recommendation

        At a meeting held on June 8, 2009, the Board unanimously:

  (i)
  determined that the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, are in the best interests of the Company and its shareholders;

  (ii)
  approved, adopted and declared advisable the Tender Offer Agreement and the transactions contemplated thereby, including the Offer; and

  (iii)
  recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer.

        The Board made its determination after carefully considering the Offer, the prospects and value of the Company and other relevant facts and information, and after discussing such factors with management of the Company and with the financial advisor and the legal counsel of the Company. The material factors considered by the Board in making its recommendation are described below under "Item 4(b) Reasons for the Recommendation."

Background of the Offer

        The Board and management of Hurray periodically reviewed and assessed the various business trends and competitive factors of its business, including its resources, cost structure, services portfolio and capabilities, and overall market conditions. Additionally, Hurray's management periodically discussed with the Board a variety of strategic alternatives, including, among other things, strategies to grow its business, the pursuit of potential strategic acquisitions, dispositions, partnerships and alliances, as well as a possible sale of the Company, with the goal of enhancing shareholder value.

        Given the different time zones applicable to various parties discussed below, the actual dates described below may differ slightly depending on the location of the parties referenced. The Company does not believe such differences are material to the discussion contained below.

        During November and December 2008, management of Hurray and Shanda commenced a number of discussions regarding a potential partnership between Hurray's wireless value-added services ("WVAS") division and Shanda's literature and game department. In December 2008, Hurray and Shanda entered into an agreement to distribute certain literature content of Shanda through Hurray's WVAS platform. Subsequently, in January and February 2009, senior management of both companies initially expressed interest in exploring various strategic opportunities, which included the sale of Hurray's share capital.

        During the first week of March 2009, Jacky Tung, who stated that he represented a consortium of investors (Mr. Tung subsequently disclosed that such consortium was acting through a company named Best Prospect Overseas Limited ("Best Prospect")), separately contacted Shudan Zhang and Thomas Ng, directors of Hurray, and Songzuo Xiang, a director of Hurray who was later appointed as chief executive officer of Hurray on April 2, 2009, and expressed Best Prospect's interest in exploring certain possible transactions with Hurray, including a potential acquisition of a portion of the outstanding Shares.

        On March 5, 2009, Messrs. Zhang, Ng and Xiang reported to the Board regarding Best Prospect's indication of interest during the quarterly meeting of the Board in Hong Kong. On the same day, after the Board meeting was completed, Mr. Tung and certain of his associates appeared in the venue where the Board meeting was held, indicating that Best Prospect was interested in acquiring a minority stake in Hurray from certain existing shareholders and, in connection with that acquisition, designating a majority of the members of the Board. At that time, the directors of Hurray indicated that they had insufficient information about Best Prospect or its interest in Hurray to take any definite position in response to such expression of interest, but agreed that the Board would remain open to exploring the possibility further and continuing discussions from time to time.

        During March 2009, the Board reviewed publicly available information regarding Mr. Tung and his associates. Based on the information gathered by the Board and subsequent communications between the parties, including a PowerPoint presentation providing Best Prospect's proposed business ideas with respect to Hurray, the Board determined not to pursue Best Prospect's expression of interest further, due primarily to a lack of information on the identities of the members of the consortium represented by Best Prospect and the capacity of Best Prospect to fund its proposals, as well as reservations regarding the business and industry experience of Best Prospect's representatives. In addition, after consultation with Morrison & Foerster, the Company's U.S. legal counsel, and Appleby, the Company's legal counsel as to Cayman Islands law, the Board had concerns regarding having a majority of the Board be designated by a shareholder holding less than a majority of Hurray's Shares.

        On March 31, 2009, the Board held a special meeting via teleconference and determined to form a working committee chaired by Suberna Shringla, an independent director of Hurray, to receive information and preliminarily evaluate indications of interest from third parties, including Best Prospect, on behalf of the Board regarding potential strategic transactions with Hurray. In this capacity, Mr. Shringla updated the Board from time to time regarding various communications he received, which are discussed below.

        On April 6, 2009, Qindai Wang, chairman of the Board, received a telephone call from a representative of China eCapital Corporation ("China eCapital"), a boutique investment bank in China, who acted as Shanda's financial advisor. On that call, such representative conveyed Shanda's interest in potentially acquiring a 51% stake in Hurray at an indicative offer price of US$3.60 per ADS (US$0.036 per Ordinary Share).

        On April 7, 2009, Shanda, through China eCapital, communicated to Mr. Wang that, after further consideration, Shanda may also consider potentially increasing the size of its tender offer to a higher percentage of the outstanding Shares, but only at a lower price per Share than it indicated on April 6, 2009. Mr. Wang subsequently reported Shanda's expression of interest to the other members of the Board.

        On April 8, 2009, Mr. Tung met with Mr. Wang and Robert Mao, an independent director of Hurray, in Beijing. During this meeting, Messrs. Wang and Mao conveyed the Board's concerns regarding Best Prospect's expression of interest, including its source of funding and business and industry experience to execute its proposed business ideas. However, no written materials or additional information was provided by Mr. Tung at such time which addressed the Board's concerns and would allow it to properly evaluate Best Prospect's expression of interest. In addition, Messrs. Wang and Mao indicated that Hurray's independent directors had discussed Best Prospect's expression of interest and they did not believe that it would be appropriate for the directors to facilitate a change of control of the Board in favor of Best Prospect's nominees if Best Prospect would only be acquiring a minority stake in Hurray and if Best Prospect's offer was not extended to all of Hurray's shareholders generally. Mr. Mao later sent an email to the other members of the Board, summarizing the discussions that he and Mr. Wang had with Mr. Tung earlier that day. In light of the absence of additional information from Best Prospect and the other concerns raised by the Board, the Board decided not to alter the initial determination it made in March 2009.

        On April 13, 2009, Mr. Wang received a non-binding letter of intent addressed to the Board from Shanda, regarding its interest in potentially acquiring 51% of Hurray's outstanding Shares (on a fully diluted basis), subject to the satisfactory completion of various conditions, including further due diligence. The letter of intent included an indicative offer price of US$3.60 per ADS (US$0.036 per Ordinary Share) in cash, reflecting a 168.7% premium over the average closing price of Hurray's Shares during the 60 calendar days immediately prior to April 10, 2009. The letter of intent contemplated that after the acquisition of Shares by Shanda, Hurray and Shanda would negotiate at arm's length for potential business transactions between the two companies. The letter of intent was generally non-binding but included a binding provision which, if accepted by Hurray, would require Hurray to commit to negotiate exclusively with Shanda for a period of 45 days.

        On April 14, 2009, the Board held a special meeting via teleconference, together with Morrison & Foerster, to discuss Shanda's proposal. The Board determined to form a working committee, chaired by Mr. Wang and including Messrs. Mao and Xiang, to explore Shanda's proposal and report back to the Board. At the direction of the Board, following the Board meeting, Mr. Wang communicated to Shanda the desire of the Board for an increased purchase price, increased number of Shares to be acquired and structural protections for holders of Shares not purchased by Shanda.

        On April 16, 2009, Messrs. Wang and Mao met with Tianqiao Chen, chairman and chief executive officer of Shanda, in Beijing and discussed the proposed terms, conditions and parameters of Shanda's proposed transaction, including the size of the tender offer and price.

        From April 14 to April 18, 2009, representatives of Hurray and Shanda engaged in a series of teleconferences during which the parties discussed the overall vision for Hurray's business following the proposed transaction as well as the possible deal structures and terms.

        On April 19, 2009, the Board received a revised non-binding letter of intent from Shanda indicating, among other things, a potential purchase through a cash tender offer at an indicative offer price of US$3.48 per ADS (US$0.0348 per Ordinary Share) of a number of Shares equal to the larger of (i) 75% of all outstanding Shares and (ii) the maximum number of Shares that Shanda could acquire without resulting in a failure to maintain the listing of Hurray's ADSs on the NASDAQ Global Market. The revised letter of intent retained the binding 45-day exclusive negotiating period provision.

        On April 21, 2009, the Board held a special meeting via teleconference, together with Morrison & Foerster, to discuss the revised letter of intent from Shanda. Messrs. Wang and Mao provided an update to the Board regarding their discussions with Shanda and related developments following the Board meeting on April 14, 2009. Morrison & Foerster reviewed with the Board the proposed revised terms of the potential transaction. The Board concluded that it was in the best interests of Hurray and its shareholders to continue negotiations with Shanda regarding the potential transaction. Hurray, Shanda, Morrison & Foerster and Davis Polk & Wardwell, Shanda's outside legal counsel, subsequently exchanged multiple rounds of comments with respect to the revised letter of intent. At this time, the Board requested that the binding exclusivity provision contained in the revised letter of intent (which would prohibit Hurray from soliciting, considering or discussing any proposals regarding a possible sale of Shares or similar transactions during the 45-day exclusive negotiating period) be removed, but after further negotiation, Shanda refused such request.

        On April 22, 2009, Hurray and Shanda signed a letter of intent ("Letter of Intent") which included, among other things, the above-mentioned binding exclusivity obligations.

        In the morning of April 24, 2009, Hurray and Shanda entered into a confidentiality agreement. In the late afternoon of that same day, Mr. Xiang received a written non-binding expression of interest from Best Prospect. In its proposal, Best Prospect proposed to acquire up to 51% of the outstanding share capital of Hurray with an indicative offer price of US$3.50 per ADS (US$0.035 per Ordinary Share). Best Prospect's potential offer was conditioned on, among other things, completion of its due diligence review of Hurray. Mr. Xiang forwarded Best Prospect's expression of interest to the other members of the Board and Morrison & Foerster. The Board, after consulting with its legal advisor, in light of the requirements of the Letter of Intent, did not respond to Best Prospect's request to meet and discuss its proposal.

        On April 26, 2009, a representative of a Hong Kong-based privately owned company contacted Mr. Shringla by telephone and expressed the company's potential interest in acquiring not less than 51% of Hurray's outstanding shares at approximately US$3.50 per ADS (US$0.035 per Ordinary Share) payable in cash. Mr. Shringla informed the other members of the Board and Morrison & Foerster. The Board, after consulting with its legal advisor, in light of the requirements of the Letter of Intent, did not respond to the company's proposal.

        On April 27, 2009, representatives of Shanda commenced their due diligence review and met with representatives of Hurray to discuss the financial and operational condition of Hurray.

        On April 27, 2009, an article was published in The Wall Street Journal, describing a letter sent to Hurray by a consortium of Chinese investors led by Mr. Tung and its unsolicited offer to acquire 51% of Hurray at an indicative offer price of US$3.50 per ADS.

        On April 29, 2009, Hurray issued a press release announcing the receipt of an expression of interest from Best Prospect in acquiring a 51% stake in Hurray. Hurray also stated that the Board was evaluating various strategic alternatives in due course to maximize shareholder value.

        On May 4, 2009, Best Prospect sent a letter to Mr. Xiang, urging the Company to respond to its proposal dated April 24, 2009. Best Prospect issued a press release on that same day regarding its letter to Mr. Xiang.

        On May 6, 2009, Best Prospect sent a second letter to Mr. Xiang, announcing that it was prepared to increase the potential offer price up to US$4.00 per ADS (US$0.04 per Ordinary Share). Best Prospect also stated that it would withdraw its offer if it did not receive a response from Hurray by 5:00 p.m., Beijing time, on May 7, 2009. Best Prospect issued a press release on the same day regarding this second letter. Mr. Xiang forwarded the letter to the other members of the Board and Morrison & Foerster. The Board, after consulting with its legal advisor, in light of the requirements of the Letter of Intent, did not respond to Best Prospect's proposal.

        On May 6, 2009, Messrs. Wang and Mao held a teleconference with Mr. Chen and Grace Wu, a director and chief financial officer of Shanda, and discussed certain key business terms of the proposed transaction. Representatives of China eCapital also participated in the teleconference. During the teleconference, Shanda asked Hurray to consider granting Shanda a top-up option by which in the event the number of Shares tendered to Shanda was less than 51% of the outstanding Shares on a fully diluted basis, Hurray would issue new Shares to Shanda at the same offer price to allow Shanda to obtain a 51% ownership on a fully diluted basis.

        On May 7, 2009, the Board held a special meeting via teleconference together with outside legal counsel, Morrison & Foerster. During the meeting, Messrs. Wang and Mao provided an update to the Board regarding their discussions with Mr. Chen and Ms. Wu. The Board, after consultation with Morrison & Foerster, determined that the proposed top-up option suggested by Shanda was not in the best interests of the Company and its shareholders. Later that same day, Messrs. Wang and Mao spoke by telephone with Mr. Chen and Ms. Wu to convey the Board's decision.

        On May 7, 2009, the Board approached Nomura International (Hong Kong) Limited ("Nomura") and several other prospective financial advisors to discuss a potential role to act as the financial advisor to the Company.

        On May 7, 2009, Best Prospect sent another letter to Mr. Xiang and announced the withdrawal of its offer. Best Prospect issued a press release on the same day regarding this letter.

        During the period from May 7 to May 11, 2009, Messrs. Wang, Mao and Chen continued to hold a series of conversations regarding key terms, structures and timetable of the proposed transaction between Hurray and Shanda. During this period, Messrs. Wang and Mao periodically updated the other Board members on the status of the negotiations via email and teleconferences.

        On May 14, 2009, Hurray issued a press release stating the Board's position and reasons as to why the Board originally decided not to pursue Best Prospect's expression of interest, as noted above. Hurray also stated in the press release that, as noted in its April 29 announcement, the Board was evaluating various strategic alternatives to maximize shareholder value.

        On May 14, 2009, the chief executive officer of a company with internet and mobile rights in China to certain sports content contacted Mr. Shringla by telephone and expressed his company's interest in an acquisition and restructuring of Hurray, in which his company and another party would acquire from Hurray newly-issued Shares representing (following such issuance) a combined 75% interest in Hurray at an unspecified price, Hurray would spin-off its existing business, and Hurray would pay a cash dividend to its existing shareholders. Later that same day, Messrs. Ng and Shringla received a proposal letter from the chief executive officer of the company. Mr. Shringla forwarded the proposal to the Board and Morrison & Foerster. In light of the binding exclusivity obligations under the Letter of Intent, the Board did not respond to the company's request to meet and discuss its proposal.

        On May 18, 2009, the Board retained Nomura as the financial advisor of the Company in connection with the proposed transaction. Nomura thereafter conducted its due diligence review and discussed with management of Hurray the business, operations and prospects of the Company.

        On May 19, 2009, Davis Polk & Wardwell circulated a draft term sheet for the draft Tender Offer Agreement to Morrison & Foerster, who subsequently forwarded the document to the Board and Nomura.

        On May 20, 2009, Best Prospect sent a letter to Mr. Wang, responding to the Company's May 14 announcement. Best Prospect issued a press release on that same day regarding its letter to Mr. Wang. After consulting with its legal counsel, in light of the requirements of the Letter of Intent as well as the fact that the letter and press release provided no additional information to address the concerns about

Best Prospect's proposal, which had previously been communicated by the Board, the Board did not respond to this letter from Best Prospect.

        On May 20, 2009, representatives of Nomura met with the Board via teleconference to review progress of the proposed transaction, the indicative timeline and key financial considerations of the proposed transaction, as well as the expressions of interest from third parties received by Hurray as mentioned above. Later that same day, representatives of Hurray, Nomura and Morrison & Foerster held a teleconference and discussed the draft term sheet circulated by Davis Polk & Wardwell on May 19, 2009.

        During the period from May 21 to June 8, 2009, representatives of Hurray, Shanda, their respective legal advisors and Nomura continued discussions and negotiated the terms and conditions of the proposed transaction, as well as the draft Tender Offer Agreement. Throughout this period, Nomura provided its assessment of Shanda's proposal from a financial perspective, Morrison & Foerster advised the Board on the legal aspects of the proposed transaction and Appleby addressed to the Board certain legal issues pertaining to Cayman Islands law. During this period, after negotiation, Shanda agreed not to request certain major shareholders of Hurray to enter into any tender support agreement with Shanda.

        On May 22, 2009, Hurray issued a press release and filed a report on Form 6-K with the SEC, announcing its unaudited financial results for the first quarter ended March 31, 2009 and that it was involved in a review of all business lines and departments to ensure that the Company is best positioned for sustained profitability in the current environment.

        During the period from May 22 to June 7, 2009, at the request of Mr. Wang, representatives of Nomura contacted Ms. Wu on several occasions to discuss and negotiate certain key terms of the proposed transaction. Nomura subsequently reported back to Mr. Wang regarding the status of the discussions who further communicated with the other members of the Board.

        On June 5, 2009, the Board held a meeting via teleconference with representatives of Nomura to discuss its preliminary valuation analysis and key financial findings in connection with the proposed transaction. Morrison & Foerster also participated in this teleconference.

        On June 6 through June 8, 2009, representatives of Shanda and Hurray engaged in extensive negotiations on the size and price of the tender offer proposed. During this period, representatives of Hurray periodically updated the Board on the status of the negotiations via teleconferences.

        In the morning of June 8, 2009, Messrs. Wang and Mao held a teleconference with Mr. Chen and the parties discussed and negotiated the final terms of Shanda's proposal, including, among other things, with respect to the number of Shares to be purchased by Shanda and its offer price. The parties agreed, subject to the approval of the Hurray Board, for Shanda and the Purchaser to offer to purchase 51% of Hurray's outstanding Shares on a fully diluted basis at US$4.00 per ADS (US$0.04 per Ordinary Share).

        In the afternoon of June 8, 2009, the Board convened a meeting via teleconference with its senior management and financial and legal advisors, which included representatives of Nomura, Morrison & Foerster and Appleby, to review the proposed transaction. Prior to the meeting, the Board received, among other things, a copy of the Tender Offer Agreement in substantially final form, a summary of terms of the proposed transaction, proposed Board resolutions and a copy of a presentation from Nomura. At the meeting, Hurray's management discussed the business rationale for the proposed transaction, including a review of the alternatives potentially available to Hurray. Representatives of Nomura summarized the financial terms of the proposed transaction, discussed the other expressions of interest that Hurray had received, reviewed Hurray's current situation and outlook, presented its financial analysis as to valuation, and reviewed some considerations with respect to the Shares that would be owned by persons other than Shanda after consummation of the transaction. Nomura then delivered to the Board its oral opinion, which was subsequently confirmed in written form, that as of that date and based upon and subject to various assumptions made, qualifications and limitations set forth in the opinion, the consideration to be paid by the Purchaser in the proposed transaction was fair, from a financial point of view, to the holders of Shares. The full text of the written opinion of Nomura, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex I to this Statement. Representatives of Morrison & Foerster reviewed the terms and conditions of the draft Tender Offer Agreement, including, among other things, the conditions to Shanda's obligations to purchase Shares pursuant to the Offer and the triggers for paying a termination fee by Hurray in the event of termination of the Tender Offer Agreement. Representatives of Appleby summarized for the Board, as they had at prior meetings, the directors' fiduciary duties to Hurray's shareholders under Cayman Islands law.

        At the conclusion of the Board meeting on June 8, 2009, after confirming the various reasons for the position described below under "Item 4(b) Reasons for the Recommendation," the Board unanimously determined that the Tender Offer Agreement and the terms and conditions thereof, and the transactions contemplated thereby, including the Offer, are in the best interests of the Company and its shareholders, approved, adopted and declared advisable the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, and resolved to recommend that Hurray's shareholders accept the Offer and tender their Shares pursuant to the Offer. The Compensation Committee of the Board also met to discuss aspects of the proposed transaction on that date.

        Immediately after the Board meeting, Hurray and Shanda finalized and signed the Tender Offer Agreement dated as of June 8, 2009 and issued a joint press release announcing the proposed transaction. Each of Shanda and Hurray also made their respective filings to the SEC in relation thereof on the same day.

(b)   Reasons for the Recommendation

        In evaluating the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, making its determination that the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, are in the best interests of the Company and its shareholders, and recommending that the shareholders of Hurray accept the Offer and tender their Shares pursuant to the Offer, the Board held meetings to review, discuss, evaluate and consider the terms of the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, and strategic alternatives of the Company. The Board also consulted with Hurray's senior management, legal and financial advisors, and, with their assistance, evaluated and negotiated the terms of the Tender Offer Agreement, the transactions contemplated thereby, including the Offer, and all related matters as reflected in the Tender Offer Agreement.

        The Board considered the following substantive factors in making its determination and recommendation:

        Value and Form of Consideration.    The consideration for the Offer is payable in cash. The Offer Price of US$0.04 per Ordinary Share (equal to US$4.00 per ADS) represents a 25.0% premium over the Company's closing price of US$3.20 per ADS on June 5, 2009, the last trading day before the announcement of the signing of the Tender Offer Agreement, or an approximately 81.8% premium over the Company's closing price of US$2.20 per ADS on May 11, 2009, the day before news articles began to appear with reports of Shanda's possible interest. The consideration is fixed and will not be adjusted for changes in the trading price of the ADSs prior to the closing date of the Offer. The Board also considered the significant financial resources of Shanda to finance the purchase and the fact that the Offer is not subject to any financing condition.

        Liquidity for Holders of Shares.    Holders of the Shares will have an opportunity to sell some or all of their Shares in the Offer for cash at a premium over the Company's trading prices on June 5, 2009.

If holders of Shares tender more than the total number of Shares that the Purchaser has agreed to buy, the Purchaser will purchase Shares from the tendering holders on a pro rata basis.

        Financial and Business Information.    The Board took into account the historical and current financial condition, results of operations, business and prospects of the Company, the risks involved in achieving those prospects, and the conditions of the general economy and of the industries in which the Company operates. The Board considered the level of deterioration and volatility in international and national economic conditions and the adverse impact of such factors on the Company's current financial condition and operating performance, as well as on the market valuation of the Company. In its deliberations, the Board was aware of the fact that Hurray's revenue growth and profitability continue to underperform compared to its peers, and Hurray's financial performance has deteriorated recently, resulting in a total net loss of approximately US$54.0 million in the past two years.

        Potential Benefits of a Relationship with Shanda.    The Board believes that, with Shanda as the ultimate controlling shareholder of the Company, the Company may have potential opportunities to (1) expand its artist development, music production and wireless music distribution business, (2) leverage Shanda's relationships in the digital entertainment industry so as to improve the quality and quantity of the services Hurray will be able to provide to its customers and to lower its operation costs, and (3) benefit from Shanda's operational and managerial expertise. The Board also considered, however, that Shanda and Hurray have not entered into any definitive arrangements with respect to any such potential opportunities and therefore, there cannot be any assurance as to any future opportunities with Shanda.

        Financial Analyses and Fairness Opinion.    The Board considered the financial analyses and the opinion of Nomura, the Company's financial advisor, delivered orally to the Board and subsequently confirmed in writing to the effect that, as of June 8, 2009, and based on and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in the written opinion, the consideration to be received by the shareholders of the Company in the Offer pursuant to the Tender Offer Agreement was fair, from a financial point of view, to the holders of Ordinary Shares and ADSs. Nomura provided its opinion for the information and assistance of the Board in connection with its consideration of the proposed transaction. The opinion is not a recommendation as to whether or not any shareholder should tender their Shares in connection with the Offer or take any other action. The full text of the written opinion of Nomura which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken is attached hereto as Annex I.

        Right to Consider Unsolicited Superior Proposals.    The Board is prohibited from soliciting or encouraging or taking other steps with respect to Acquisition Proposals (as such term is defined in the Tender Offer Agreement). However, if, prior to the consummation of the Offer, Hurray receives any unsolicited Superior Proposal (as such term is defined in the Tender Offer Agreement), Hurray may provide information and engage in discussions and negotiations with the third party making such Superior Proposal or make an Adverse Recommendation Change (as such term is defined in the Tender Offer Agreement and including choosing not to recommend the Offer or to withdraw or modify its earlier recommendation of the Offer) if the Board determines in good faith (after consultation with its Cayman Islands legal counsel) that failure to take such action would be a breach of its fiduciary duties to Hurray's shareholders under Cayman Islands law. Upon making an Adverse Recommendation Change and subject to the satisfaction of certain conditions, including Hurray's payment to Shanda of a termination fee of US$1,386,055, Hurray may terminate the Tender Offer Agreement and enter into an agreement with a third party with respect to such Superior Proposal.

        The Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Tender Offer Agreement, including the Offer, including the following:

        Termination Fee.    The restrictions that the Tender Offer Agreement imposes on actively soliciting competing bids, and the insistence by Shanda as a condition to the Offer that Hurray would be obligated to pay a termination fee of US$1,386,055 under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

        Failure to Close.    The conditions to the Purchaser's obligation to accept the tendered Shares in the Offer and consummate the Offer, and the possibility that such conditions may not be satisfied. The fact that, if the Offer is not consummated, in addition to potentially triggering an obligation to pay the termination fee, as noted above, the Company's officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The fact that, if the Offer is not consummated, the market's perception of the Company's continuing business could potentially result in a loss of customers and employees.

        Pre-Closing Covenants.    Under the terms of the Tender Offer Agreement, the Company agreed that it will carry on in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Shanda (such consent not to be unreasonably withheld or delayed).

        Tender Offer Extension.    The Offer will expire 20 business days after commencement, i.e., on July 15, 2009 at 12:01 a.m., New York City time (as may be extended or re-extended). Shanda has the sole discretion to decide, from time to time, whether to extend the Offer if, at the scheduled or extended expiration date of the Offer, any of the conditions to the consummation of the Offer has not been satisfied or waived.

        The foregoing discussion includes all material information and factors considered by the Board but is not intended to be exhaustive. In evaluating, and in determining to recommend the Offer, the Board did not quantify or otherwise assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Rather, the Board made its decision after considering all the factors taken as a whole. Throughout its deliberations and in arriving at its decision, the Board received the advice of its legal and financial advisors.

Opinion of Nomura to the Board

        The Board selected Nomura as the exclusive financial advisor of the Company based on Nomura's qualifications, expertise and reputation. As compensation for serving as financial advisor to the Company, Nomura is entitled to receive the fees discussed below in "Item 5. Persons/Assets Retained, Employed, Compensated or Used."

        At the Board meeting on June 8, 2009, Nomura rendered its oral opinion, subsequently confirmed in writing, that as of June 8, 2009, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by holders of Shares pursuant to the Offer was fair from a financial point of view to the holders of Shares.

        The full text of the written opinion of Nomura, dated June 8, 2009, is attached as Annex I to this Statement. Nomura's opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Nomura in rendering its opinion. The Company's shareholders are encouraged to read the opinion carefully and in its entirety. Nomura's opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by holders of Shares in the Offer pursuant to the Tender Offer Agreement, as of the date of the opinion. The opinion does not address any other aspects of the proposed transaction and does not constitute a recommendation to any holder of the Shares as to whether to tender their Shares pursuant to the Offer or take any other action.

(c)   Intent to Tender

        To the Company's knowledge after reasonable inquiry, all of Hurray's executive officers and directors that own Shares currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer.

ITEM 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Nomura is acting as the Company's financial advisor in connection with the Offer. Pursuant to an engagement letter dated May 27, 2009 (the "Engagement Letter") by and between the Company and Nomura, the Company has agreed to pay Nomura a US$500,000 opinion fee payable upon the delivery of the fairness opinion by Nomura, and a success fee of US$1,750,000 payable upon the consummation of the Offer, provided that the opinion fee is deductible from the amount of success fee payable. The Company has also agreed to pay a customary monthly retainer for six months from the date of the Engagement Letter, which is also deductible from the amount of the success fee payable, and to reimburse Nomura for certain expenses if the Offer is not consummated. In addition, the Company has agreed to indemnify Nomura and certain related parties against certain liabilities and expenses, including certain liabilities under the United States federal securities laws, related to or arising in connection with its engagement.

        Nomura is a global financial services firm and provides its services through five business divisions, namely, domestic retail, global markets, global investment banking, global merchant banking and asset management. In the ordinary course of its business, Nomura and its associates may trade or otherwise effect transactions, for their own accounts or the accounts of their customers, in debt or equity securities of the Company and Shanda, and their respective associates or other entities that may be involved in the transactions contemplated under the Tender Offer Agreement and accordingly, may at any time hold long or short positions in such securities.

        Certain officers and employees of the Company may render services in connection with the Offer, but they will not receive any additional compensation for such services.

        Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer. The Company has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, the Company's shareholders should not rely on any other information.

ITEM 6.    Interests in Securities of the Subject Company.

        No transactions in the Shares have been effected during the past 60 days prior to the date of this Statement by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.    Purposes of the Transaction and Plans or Proposals.

        Except as described or referred to in this Statement or the annex or exhibits to this Statement or the Tender Offer Agreement, to the Company's knowledge, no negotiation is being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer or other acquisition of Shares by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annex or exhibits to this Statement or the Tender Offer Agreement, to the Company's knowledge, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8.    Additional Information.

Certain Legal Matters

        The Company is not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by the Purchaser or Shanda pursuant to the Offer or of any approval or other action by any domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by the Purchaser or Shanda pursuant to the Offer. Shanda's and the Purchaser's obligations under the Offer to accept for payment and pay for Shares and is subject to certain conditions that are set forth in Section 15 of the Offer to Purchase and are incorporated herein by reference.

        U.S. Antitrust.    The transactions contemplated by the Tender Offer Agreement, including the Offer, are not subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the Federal Trade Commission or other certain foreign laws and regulations.

        PRC Antitrust.    Under the Anti-Monopoly Law of the People's Republic of China which became effective in August 2008 (the "PRC Anti-Monopoly Law") and the Standard for Notification of Concentration of Business Operators issued by the State Council (the "Notification Standard"), certain acquisition transactions may not be consummated unless notification is filed with the Ministry of Commerce (the "MOC") and approval is obtained. As the total revenue of Hurray in 2008 is below the threshold required for such notification under the Notification Standard, no filing of a notification to the MOC is required in connection with the Offer. However, the Notification Standard provides that for proposed business concentrations that do not meet the standard for notification, if the MOC believes that such concentrations may exclude or restrict competition, it may still initiate investigation. If the MOC initiates such investigation prior to the closing of the Offer, it will result in delay of the closing. We cannot assure you what other effects such an investigation will have on the Offer or the operation of Hurray after closing of the Offer.

Forward-Looking Statements

        This Statement may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk that the Offer may not be completed for whatever reason and, if it is completed, the risk that the potential benefits of a relationship with Shanda may not develop in a way that our Board currently expects or at all, as well as the risk factors described from time to time in the Company's documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

        For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

  •
  the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 19, 2008;

  •
  the Company's Report on Form 6-K regarding the resignation of Sean Wang as President, Chief Operating Officer and acting Chief Financial Officer and appointment of Xiaoqing Guo as acting Chief Financial Officer, filed with the SEC on June 24, 2008;

  •
  the Company's Report on Form 6-K regarding the posting of its 2007 annual report to shareholders online, filed with the SEC on August 5, 2008;

  •
  the Company's Quarterly Report on Form 6-K for the second quarter ended June 30, 2008, filed with the SEC on August 22, 2008;

  •
  the Company's Report on Form 6-K regarding the resignation of Jesse Wang as a director of the Board and appointment of Thomas Ng as a director, filed with the SEC on September 18, 2008;

  •
  the Company's Report on Form 6-K regarding the signing of definitive agreements to make a strategic investment in Taiwan's Seed Music Group Limited, filed with the SEC on September 25, 2008;

  •
  the Company's Quarterly Report on Form 6-K for the third quarter ended September 30, 2008, filed with the SEC on November 24, 2008;

  •
  the Company's Quarterly Report on Form 6-K for the fourth quarter and fiscal year ended December 31, 2008, filed with the SEC on March 6, 2009;

  •
  the Company's Report on Form 6-K regarding the resignation of Qindai Wang as President and Chief Executive Officer and appointment of Songzuo Xiang as Chief Executive Officer, filed with the SEC on April 3, 2009;

  •
  the Company's Report on Form 6-K regarding the promotion of Xiaoqing Guo to act as Chief Financial Officer, filed with the SEC on April 21, 2009;

  •
  the Company's Report on Form 6-K regarding its receipt of expression of interest for share acquisition, filed with the SEC on April 29, 2009;

  •
  the Company's Report on Form 6-K regarding its statement on possible share acquisition, filed with the SEC on May 15, 2009;

  •
  the Company's Quarterly Report on Form 6-K for the first quarter ended March 31, 2009, filed with the SEC on May 22, 2009; and

  •
  the description of the Company's ordinary shares and ADSs contained in its registration statement on Form F-1, filed with the SEC on January 12, 2005.

        The Company files such annual and periodic reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, as required to be filed by a foreign private issuer. You may obtain copies of this information in person or by mail from the Public Reference Section of the SEC, 100 F Street N.E., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. The SEC also maintains an internet website that contains this information, and the address of that site is http://www.sec.gov. You may also retrieve financial information from our website at http://www.hurray.com.

        The SEC allows the Company to "incorporate by reference" information into this Statement, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information directly in this Statement.

ITEM 9.    Exhibits.

        The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HURRAY! HOLDING CO., LTD.
By:	/s/ SONGZUO XIANG
	Name:	Songzuo Xiang
	Title:	Chief Executive Officer

Dated: June 16, 2009

INDEX TO EXHIBITS

Exhibit (a)(1)(A)	Offer to Purchase dated June 16, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Shanda Music Group Limited and Shanda Interactive Entertainment Limited with the SEC on June 16, 2009).
Exhibit (a)(1)(B)
Form ADS Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Shanda Music Group Limited and Shanda Interactive Entertainment Limited with the SEC on June 16, 2009).
Exhibit (a)(1)(C)
Form Share Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Shanda Music Group Limited and Shanda Interactive Entertainment Limited with the SEC on June 16, 2009).
Exhibit (a)(1)(D)
Form Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Shanda Music Group Limited and Shanda Interactive Entertainment Limited with the SEC on June 16, 2009).
Exhibit (a)(1)(E)
Form Letter of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Shanda Music Group Limited and Shanda Interactive Entertainment Limited with the SEC on June 16, 2009).
Exhibit (a)(1)(F)
Form Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Shanda Music Group Limited and Shanda Interactive Entertainment Limited with the SEC on June 16, 2009).
Exhibit (a)(1)(G)
Summary Advertisement dated June 16, 2009 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Shanda Music Group Limited and Shanda Interactive Entertainment Limited with the SEC on June 16, 2009).
Exhibit (a)(5)(A)
Press release issued by Hurray! Holding Co., Ltd. dated June 8, 2009 announcing the execution of the Tender Offer Agreement (incorporated herein by reference to the press release filed by Hurray! Holding Co., Ltd. with the SEC under the cover of Schedule 14D-9 on June 8, 2009).
Exhibit (a)(5)(B)	Letter, dated June 16, 2009, to Holders of Ordinary Shares and American Depositary Shares of Hurray! Holding Co., Ltd.*
Exhibit (a)(5)(C)
Opinion of Nomura International (Hong Kong) Limited to the Board of Directors of Hurray! Holding Co., Ltd. dated June 8, 2009 (incorporated herein by reference to Annex I attached to this Schedule 14D-9).
Exhibit (e)(1)
Tender Offer Agreement dated as of June 8, 2009 by and among Hurray! Holding Co., Ltd., Shanda Music Group Limited and Shanda Interactive Entertainment Limited (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Shanda Music Group Limited and Shanda Interactive Entertainment Limited with the SEC on June 16, 2009).
Exhibit (e)(2)
Confidentiality Agreement by and between Hurray! Holding Co., Ltd. and Shanda Interactive Entertainment Limited dated as of April 24, 2009 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Shanda Music Group Limited and Shanda Interactive Entertainment Limited with the SEC on June 16, 2009).

*
Included in the material sent to shareholders.

Annex I

Strictly Private and Confidential

June 8, 2009

Board of Directors
Hurray! Holding Co. Ltd.
15th Floor, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Chaoyang District

Members of the Board:

        We understand that Hurray! Holding Co., Ltd. (the "Company"), Shanda Interactive Entertainment Limited ("Shanda") and a wholly-owned subsidiary of Shanda (the "Purchaser") propose to enter into a Tender Offer Agreement substantially in the form of the draft dated as of June 8, 2009 (the "Agreement"), which provides, among other things, for the tender offer (the "Offer") by the Purchaser to purchase 1,155,045,300 (the "Offer Size") ordinary shares of the Company, par value US$0.00005 per share (each, an "Ordinary Share"), including Ordinary Shares represented by the American Depository Shares of the Company, each of which represents 100 Ordinary Shares ("ADSs", and together with the Ordinary Shares, the "Shares"), which Offer Size will constitute approximately 51% of the issued and outstanding Ordinary Shares on a fully-diluted basis, at a price of US$0.04 per Ordinary Share or US$4.00 per ADS in cash, payable net to the seller in cash, without interest, subject to applicable withholding taxes (the "Proposed Transaction"). We understand that, immediately upon consummation of the Proposed Transaction, the Purchaser will hold not less than 51% of the total outstanding Ordinary Shares on a fully-diluted basis.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Shares by the Purchaser in the Proposed Transaction.

        In rendering our opinion, we have, among other things:

  (1)
  .  reviewed certain publicly available financial statements and other business and financial information of the Company;

  (2)
  .  reviewed certain financial projections prepared by the management of the Company;

  (3)
  .  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (4)
  .  reviewed the reported prices and trading activity of the ADSs;

  (5)
  .  compared the financial performance of the Company and the prices and trading activity of the ADSs with that of certain other comparable publicly-traded companies and their securities;

  (6)
  .  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (7)
  .  reviewed the Agreement; and

  (8)
  .  performed such other analyses and considered such other factors and reviewed such other documents as we have deemed appropriate.

        In arriving at our opinion, we have used such valuation and other methods that we deemed appropriate for the purposes of providing this opinion. We have also assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In addition, we have assumed that the Proposed Transaction will be consummated in accordance with the terms set forth in the Agreement without any waiver, amendment or delay of any terms or conditions. We have relied upon, without assuming any responsibility for independent verification, the assessment by the management of the Company of the validity of, and risks associated with, the Company's products and services and the strategic rationale for the Transaction. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters. We have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        In addition, we have not been requested to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company. We have not been asked to express, and we are not expressing, any opinion herein as to the Company's underlying business decision to proceed with or effect the Proposed Transaction or any other transaction other than the Proposed Transaction, nor have we been asked to express, and we are not expressing, any opinion herein as to the relative merits of or consideration paid in the Proposed Transaction as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved.

        We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon rendering this financial opinion, and a significant portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement, including the rendering of this opinion. We may seek to provide financial advisory and financing services, other than for the Proposed Transaction, to the Purchaser, Shanda and the Company in the future and expect to receive fees for the rendering of these services. In the ordinary course of our business, we and our affiliates may actively trade in the equity or debt securities of the Company and Shanda for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officer, director or employee of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be received by the holders of the Shares.

        This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the United States Securities and Exchange Commission (the "SEC") in connection with the Proposed Transaction if such inclusion is required by applicable law and except that this opinion may be referred to in any filing the Company is required to make with the SEC in connection with the Proposed Transaction. It may not be used for any other purpose without our prior written consent. This opinion does not in any manner address the prices at which the ADSs will trade following the announcement of the Offer or consummation of the Proposed Transaction and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether the shareholders of the Company should accept the Offer.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid to the holders of the Shares by the Purchaser in the Proposed Transaction is fair to the holders of Shares.

Yours sincerely,
Nomura International (Hong Kong) Limited
By:	/s/ Erik Tung
Erik Tung
Title:	Managing Director Co-Head of China Investment Banking